November 26, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	YPF Sociedad Anónima
           Withdrawal of Registration Statement on Form F-3

Ladies and Gentleman:

On behalf of YPF Sociedad Anónima (the “Company”), pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), as amended, I hereby request the immediate withdrawal of its registration statement on Form F-3 that was initially filed on March 3, 2008 (Accession Number 0000950103-08-000560, Registration Number 333-149486) (the “Earlier Registration Statement”). No securities have been sold with respect to the Earlier Registration Statement.

The Company intends to file a registration statement on Form F-3 in connection with the Company’s registration of 58,996,919 issued and outstanding shares of the Company’s Class D common stock under the Act, that will be offered for sale by certain selling shareholders (the “New Registration Statement”).  The Company intends that the New Registration Statement replace the Earlier Registration Statement.  The Company respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the Earlier Registration Statement be credited to the Company’s account and used to offset the filing fee for the New Registration Statement.

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Mauro Dacomo
Name:	Mauro Dacomo
Title:	General Counsel

/s/ Guillermo Reda
Name:	Guillermo Reda
Title:	CFO